News Release	AMEX, TSX Symbol: NG

NovaGold Waives Shareholder Rights Plan For Barrick’s Inadequate Hostile Bid

September 25, 2006 – Vancouver, British Columbia – NovaGold Resources Inc. (AMEX: NG, TSX: NG) announced today that its Board of Directors has unanimously waived the application of the Shareholder Rights Plan to the inadequate hostile take-over bid by Barrick Gold Corporation (TSX: ABX, NYSE: ABX).

The Board’s decision is based on discussions with a significant number of major shareholders who have indicated they will not tender their shares to Barrick’s US$14.50 offer because it does not reflect the fundamental value of NovaGold.

Waiving the rights plan clears the way for NovaGold shareholders to express their views on the Barrick bid before it expires on September 29, 2006.

“Barrick clearly wants NovaGold and, in particular, the Donlin Creek property. If Barrick hopes to succeed, it will have to offer shareholders fair value,” said Gerald McConnell, Chairman of the Special Committee of NovaGold’s Board of Directors. “By waiving the rights plan in this case, we intend to force an end to the current offer by allowing shareholders to send Barrick a clear and strong message that its bid is completely unacceptable.”

The NovaGold Board continues to recommend that all shareholders reject the hostile Barrick bid and NOT TENDER their shares because, under Barrick’s bid, NovaGold is:

  Undervalued by market price: Since Barrick announced its US$14.50 per share hostile bid to acquire NovaGold on August 4, 2006, NovaGold shares have consistently traded above the offer price. NovaGold’s shares closed on Friday, September 22, 2006 on AMEX at US$15.66 per share, an 8% premium over the Barrick offer.

  Undervalued for ownership of Donlin Creek: The Barrick offer does not reflect the value of NovaGold’s 70% ownership of the Donlin Creek project, one of the largest undeveloped gold deposits in the world. Furthermore, the Barrick offer does not reflect the likelihood that Barrick will fail to meet the conditions that would allow it to earn an additional 40% interest in the project. NovaGold’s application to the U.S. District Court in Alaska for a ruling on Barrick’s ability to meet these timelines continues. The Court has said that there is a “genuine dispute” between the parties over the ownership of Donlin Creek. NovaGold continues to believe it will be impossible for Barrick to earn an additional 40% interest in the project.

  Undervalued by ounces of resource: The low value of the Barrick offer represents a significant discount on a number of key valuation metrics. Based on current estimates and excluding any value for NovaGold’s 8.5 billion pounds of Measured and Indicated copper resource, Barrick’s offer places an enterprise value of US$31/oz of gold Measured, Indicated and Inferred Resources, and US$56/oz of gold Measured and Indicated Resources (enterprise value equals the aggregate equity price offered by Barrick plus debt less cash). The last five comparable acquisitions of exploration/development stage gold companies averaged an enterprise value of approximately US$118/oz of gold Measured, Indicated and Inferred Resources, and US$258/oz of gold Measured and Indicated Resources. If NovaGold were deemed to own 30% rather than 70% of Donlin Creek, Barrick’s offer would place an enterprise value of US$49/oz of gold Measured, Indicated and Inferred Resources, and US$82/oz of gold Measured and Indicated Resources.

  Undervalued by comparable transactions: The Barrick offer is far below the average control premium paid in similar mining transactions globally, within Canada, and by Barrick itself. The Barrick offer represents a premium of only 13.9% above the share price of NovaGold 20 trading days prior to the announcement of the offer. On the same basis, the average premium paid in unsolicited global metals and mining transactions since 2000 has been 60% and, within Canada, 56%. Barrick has paid an average premium of 58% in six transactions since 2000.

  Undervalued for resource growth: The Barrick offer fails to recognize NovaGold’s proven track record of resource growth, its 70% compound annual increase in share value over the past 7 years, the strong potential for significant resource expansion at Donlin Creek, Galore Creek and other properties, and that NovaGold is approaching project milestones that have the potential to deliver significant additional value. Shareholders who accept an undervalued cash bid now will not have the opportunity to participate in any future value generated by NovaGold.

  Undervalued for strategic position: NovaGold’s assets are highly strategic, particularly for Barrick. They are among the largest undeveloped gold and gold-copper resources in the world and are located in politically stable North America.

NovaGold notes that its Board of Directors remains committed to enhancing shareholder value in both the short and long term, and is open to alternative transactions to generate greater value. A number of third parties, including some of the world’s largest gold and copper mining companies, have expressed interest.

NovaGold’s financial advisors, RBC Dominion Securities Inc. and Citigroup Global Markets Inc., have each provided a written opinion to the Special Committee of NovaGold’s Board that, as of the date of those opinions, the consideration under the Barrick offer was inadequate from a financial point of view to NovaGold’s shareholders.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and has commenced construction of its Rock Creek mine in Alaska. The Rock Creek mine at NovaGold’s 100%-owned Nome Operations is expected to achieve production in mid-2007 in Alaska. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

More Information About The Barrick Bid

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (TSX, NYSE: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future developments in or the outcome of NovaGold’s litigation with Barrick, Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock and NovaGold’s future operating or financial performance are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release and NovaGold’s Directors’ Circular uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this press release and NovaGold’s Directors’ Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. Enterprise value calculations are disclosed solely as a metric to broadly contrast the Barrick offer to comparable transactions in the context of NovaGold's significant resource base. Enterprise value is not a category or measure prescribed by NI 43-101 or Canadian or U.S. GAAP, and enterprise value as calculated by NovaGold may differ from calculations of enterprise value by other issuers or industry analysts. Enterprise value calculations should not be interpreted as suggesting that mineral resources have economic viability or that inferred resources will ever be upgraded to a higher category of resource.

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   CONTACTS

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications and	Lute and Company
Strategic Development	(416) 929-5883
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Matt Sherman / Jamie Moser
Don MacDonald, CA	Joele Frank, Wilkinson Brimmer Katcher
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Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833